EXHIBIT 99.2

Press Release

Total Enters Exploration In The Prolific Guyana Basin

With Three Exploration Licences

Paris, February 5, 2018 – Total has signed agreements to acquire interests into two exploration licenses offshore Guyana, the Canje Block and the Kanuku Block. These agreements come after entering into an option agreement for the nearby Orinduik Block. Subject to the approval of relevant authorities, Total will thus own exploration rights to an area covering over 12,000 square kilometers in the Guyana Basin.

“Total is very pleased with this significant entry in the prolific Guyana Basin,” says Arnaud Breuillac, President, Exploration & Production at Total. “The Canje, Kanuku and Orinduik blocks are located in a very favorable petroleum context, evidenced by the Liza discovery in 2015. Acquiring interests in these highly prospective licenses is in line with the new exploration strategy in place since 2015.”

Total acquires a 35% working interest in the Canje Block, located in water depths of 1,700 to 3,000 meters, under the terms of the agreement signed with an affiliate of Canadian company JHI Associates, Inc. and Guyana-based company Mid-Atlantic Oil & Gas, Inc. These two companies will retain a shared 30% interest alongside operator ExxonMobil (35%).

Total acquires a 25% working interest in the Kanuku Block, located in water depths of 70 to 100 meters, under the terms of the agreement signed with operator Repsol (37.5%), and will be a partner alongside Tullow (37.5%).

Total holds an option to purchase a 25% working interest in the Orinduik Block, located in water depths of 70 to 100 meters, under the terms of the agreement signed in September 2017 with an affiliate of Canadian company Eco Atlantic Oil & Gas Ltd, who will retain a 15% interest following exercise of the option, alongside operator Tullow (60%).

Exploration blocks in which Total has interests
Exploration blocks for which Total has a farm-in option
Recent discoveries (operated by ExxonMobil)
Ranger discovery
Payara discovery
Liza discovery wells 1, 2, 3 & 4
CANJE
Turbot discovery
Snoek discovery
ORINDUIK
KANUKU
GUYANA
GEORGETOWN
SURINAME
ATLANTIC OCEAN
100 KM
50 KM
0 KM

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.